UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT,
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report   **April 11, 2012**
(Date of earliest event reported)   **April 5, 2012**



TRINITY CAPITAL CORPORATION

(Exact name of Registrant as specified in its charter)

New Mexico
(State or other jurisdiction of incorporation)

000-50266   **85-0242376**
(Commission File Number)   (I.R.S. Employer Identification Number)

1200 Trinity Drive, Los Alamos, New Mexico   **87544**
(Address of principal executive offices)   (Zip Code)

(505) 662-5171
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01. Regulation FD Disclosure

Los Alamos National Bank ("LANB"), a wholly owned national banking subsidiary of Trinity Capital Corporation ("Trinity") received notice on April 5, 2012 from the Office of the Comptroller of Currency ("OCC") that the Formal Agreement originally entered into by LANB and the OCC on January 26, 2010 and filed as Exhibit 99.1 to the Form 8-K filed on February 1, 2010 has been terminated effective April 4, 2012. All restrictions and requirements contained in the Formal Agreement have been terminated.

In accordance with General Instruction B.2 of Form 8-K, the information in this Current Report on Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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This document contains, and future oral and written statements of Trinity and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Trinity. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Trinity's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and Trinity undertakes no obligation to update any statement in light of new information or future events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Trinity and its business, including additional factors that could materially affect Trinity's financial results, is included in Trinity's filings with the Securities and Exchange Commission.

Section 9 – Financial Statements and Exhibits

    Item 9.01. Financial Statements and Exhibits

        (a)   <u>Financial Statements of Business Acquired</u>.

            None.

        (b)   <u>Pro Forma Financial Information</u>.

          None.

        (c) <u>Shell company transactions.</u>

          None.

        (d) <u>Exhibits</u>.

          None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRINITY CAPITAL CORPORATION

Dated: April 11, 2012   /s/ Daniel R. Bartholomew
                                             Daniel R. Bartholomew